Offering Statement for ChipBrain, Inc.

("ChipBrain," "we," "our," or the "Company")

The Company

1. **What is the name of the issuer?**

   ChipBrain, Inc.

   16192 Coastal Highway

   Lewes, DE 19958-9776

Eligibility

2. **The following are true for ChipBrain, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   John Fanning Jr.

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2012	Present	Zelgor Inc	CEO
07/01/2020	05/06/2021	ChipBrain LLC	Board Director
05/06/2021	Present	ChipBrain Inc	Board Director

Short bio: John Fanning graduated from the University of Miami in 2014 with a degree in Entrepreneurship. He founded Zelgor Inc. in 2012 after graduating from Draper University, where he led his team to first place in the month-long business development competition. At Draper U, he finished top 10 in the VC pitch competition with his idea for a GPS-based mobile game that let users take over the real world. Previously, he worked as a web manager for Netgames, where he worked with Assist Software to develop a web-based chess application for their most successful game website, Chess.net.

Name
Patrick Cahill

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2018	Present	The Stonehouse Group	Managing Director
04/01/2001	Present	MAC Venture Group	Managing Director
02/01/2022	Present	ChipBrain, Inc.	President

Short Bio: With over thirty years experience in sales and sales training, Pat Cahill is a Managing Director at the MAC Venture Group. His primary focus is training and developing sales teams, implementing appropriate managerial tools to track and monitor progress, and instilling the discipline necessary to create a scalable and successful sales and marketing program. Previously, he was the Senior Vice President of Sales and Marketing at IntelliSpace, where he took the company from startup phase to an annual revenue of $66M. He also led Sales and New Business Development for seven years at Don Aux Associates. Pat holds an MBA from the London School of Economics. LinkedIn: https://www.linkedin.com/in/patrick-cahill-18318a1/

Name
Shannon Carmody Keyes

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2018	05/01/2021	Seacoast Charter School	Humanities Teacher
12/10/2010	Present	Reper LLC	Manager
06/22/2022	Present	Netwire LLC	Manager
05/01/2019	Present	Codelaw LLC	Managing Partner
06/26/2020	05/06/2021	ChipBrain LLC	Director
05/06/2021	Present	ChipBrain, Inc.	Corporate Secretary

Short bio: Shannon began her legal career as a judicial law clerk for the New Hampshire Superior Court. After working closely with several justices, she became the superior court's first permanent supervisor for clerks throughout the state. She applied her management skills in the administration of the courts as an assistant deputy clerk. She is currently a Middle School humanities teacher at Seacoast Charter School.

Name
James Dreben

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2021	Present	ChipBrain Inc	CTO
01/01/2021	Present	Pseudorandom Technologies	Startup Engineer
02/01/2021	03/01/2021	SoWork	SoWork
02/01/2017	Present	Zoba	Founding Engineer and CTO

Short bio: James is an experienced full stack developer and data scientist. He started programming at an early age, building websites and mobile apps to learn the technology. Before graduating from Harvard in 2017 with a degree in Computer Science, he worked as a tech lead at Quorum.us, and went on to be a Founding Engineer and CTO of Zoba.com, a micro-mobility optimization app. He has also worked at Deloitte and Lockheed Martin. James has a passion for designing elegant, data-driven software, and interests in programming language theory, interface design and machine learning. Linkedin: https://www.linkedin.com/in/jamesdreben/

Name
Kelly Navickas

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2021	Present	Carnation Capital	Founder & CEO
02/01/2022	Present	ChipBrain, Inc.	COO
06/01/2019	01/01/2021	Netcapital Systems LLC	Investment Officer
06/22/2022	Present	Netwire LLC	Manager

Short bio: Kelly Navickas is the Founder and CEO at Carnation Capital, a bootstrapped management consulting firm that grew to over 120 clients in their first year of operation. Kelly founded Carnation Capital to help underrepresented founders, angel investors, and emerging fund managers find resources to successfully fundraise and incubate their company or fund. Her primary expertise is in developing tools and systems in scaling organizations, transitioning between startup and enterprise. Prior to Carnation Capital, Kelly served as the Investment Officer of Netcapital and was responsible for growing Netcapital's community of investors. Her involvement in the Boston startup scene began at MIT, where she studied the effect of stakeholder relationships and organization structure on startups in regional accelerators. Kelly was valedictorian of her high school graduating class and is a first-generation graduate from Wellesley College, holding a B.A. in Anthropology with honors. LinkedIn: https://www.linkedin.com/in/kelly-navickas-4bb52bb8/

Name
Arnold Scott

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2014	09/06/2022	The Capital Network (TCN)	Advisory Board Member
06/01/2020	Present	Private Directors Association	Co-founder/member
03/01/2017	06/01/2020	Netcapital Systems LLC	Director
01/01/2022	Present	ChipBrain, Inc.	Board Director

Short bio: Arnold is a Board Director at ChipBrain, Inc. More recently Arnold used to be a Director at Netcapital Systems LLC and Co-founder of Private Directors Association. He also erved as an Advisory

Board Member at The Capital Network (TCN). LinkedIn: https://www.linkedin.com/in/arnie-scott-4a891513/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Lisa Vo

Securities:	887,750
Class:	Class B Common Stock
Voting Power:	24.2%

Curtis Northcutt

Securities:	887,750
Class:	Class B Common Stock
Voting Power:	24.2%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Our product is being built to be an emotionally intelligent, persuasive, and personalized AI assistant that joins sales reps in customer calls, providing real-time feedback on how the conversation is affecting the emotional state of the customer at each point in time, as well as real-time coaching about what to say, when to say it, and how to say it. We believe that artificial intelligence can teach people to be more emotionally intelligent, more persuasive, and ultimately more effective in conversation and negotiation. We imagine a world in which our AI can help any human in any company—in any market—sell anything. We are building an emotionally intelligent and persuasive AI assistant that should provide feedback and live coaching to sales professionals during customer calls to help them close more deals. Our product is designed to combine supervised and unsupervised machine learning techniques to provide real-time emotion, tone, and facial expression feedback in live conversations across all modalities of digital communication: text, voice, and video— this should take the guesswork out of identifying conversational and emotional cues and enable sales professionals to see at a glance how they are "coming off" to customers. By measuring the customer's emotional distribution over time of a conversation, we believe that

our AI should be able to identify the exact turning points in the conversation when a salesperson made the most compelling statements that had the highest impact on the customer. By learning the phrases, techniques, and domain-specific knowledge from top performers that are used in persuasive and successful sales conversations, we believe our AI assistant should then be able to suggest the most effective rhetoric and tone to use, in real-time, for each type of customer it has profiled in addition to personalizing this to the unique strengths and weaknesses of the individual salesperson. In addition to live support during customer calls, we plan to provide summary statistics for each salesperson, which should include comparison of their performance to optimal benchmarks, and specific examples of their previous text, speech, or expressions that led to customer conversion. Our target customers are companies and organizations with sales departments conducting digitized communications with customers—one of the markets expected to grow in a post-pandemic world as company operations should increasingly become more virtual. ChipBrain is a subscription-based, B2B software-as-a-service (SaaS) company. The company plans to distribute its product as a standalone product and as an add-on to existing CRMs (Customer relationship management) via key partnerships.

ChipBrain currently has 13 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in ChipBrain, Inc. speculative or risky:**
    1. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.
    2. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new

customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

3. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified, technical and managerial employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success. We believe it is important to negotiate with potential employees and, if appropriate, engage them on a part-time basis or on a project basis and compensate them at least partially, with a stock option grant. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse affect on our business.

4. We reserve the right to make future offers and sales, either public or private, of our securities, including sales of equity or securities convertible into units at prices differing from the price of the units previously issued. In the event that any such future sales of securities are affected or we use our units to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

5. Competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own business that competes with us.

6. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. If we are unable to develop new services that address customers' needs, to deliver our applications in one seamless integrated product offering that addresses customers' needs, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services. Our ability to grow is also subject to the risk of future disruptive technologies. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers due to any of the aforementioned reasons, our business, results of operations and financial condition may be materially adversely affected.

7. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

8. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

9. An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. We depend on various information systems to support our customers' requirements and to successfully manage our business. Any inability to successfully manage the procurement, development, implementation or execution of our information

systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. This disruption might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks"; and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

10. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

11. We could be liable for breaches of security on our website, fraudulent activities of our users, or the failure of third party vendors to deliver credit card transaction processing services. A fundamental requirement for operating an SaaS business is the secure transmission of confidential information, data, and media. Although we design our systems and processes to protect customer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results.

12. We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.

13. We continue to seek technical and managerial staff members. We believe it is important to negotiate with potential employees and, if appropriate, engage them on a part-time basis or on a project basis and compensate them at least partially, with an equity option grant. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse effect on our business.

14. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

15. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

16. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the

Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

17. Our success depends in part on our ability to grow and take advantage of efficiencies of scale. To accomplish our growth strategy, we may be required to raise and invest additional capital and resources and expand our marketing efforts in several geographic markets. We cannot be assured that we will be successful in raising the required capital.

18. We may be unable to generate significant revenues and may never become profitable. We generated no revenue for the years ended December 31, 2021 and 2020 and do not currently have any material recurring sources of revenues, making it difficult to predict when we will be profitable. We expect to incur significant research and development costs for the foreseeable future. We may not be able to successfully market our products and services in the future that will generate significant revenues. In addition, any revenues that we may generate may be insufficient for us to become profitable.

19. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

20. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

21. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

22. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

23. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

24. Fundraising outside of the platform. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

25. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

26. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly

reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

27. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

28. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

29. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

30. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

31. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

32. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

33. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

34. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

35. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

36. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

37. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

ChipBrain, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $2,000,019 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We plan to use the funds from this raise to pay salaries to our engineers, as well as make new full-time hires. Our new hires include PhD scientists, product managers, and industry leaders who we believe could supplement our technical expertise with 30+ years of experience leading sales and product teams. In order to meet the high demand anticipated after our pilot launch, we plan to use the funds to build more formalized marketing and sales pipelines.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$98,001
Engineering & Development	$0	$1,396,199
Marketing	$0	$252,910
General/Admin. Expense	$9,510	$252,909
Total Use of Proceeds	**$10,000**	**$2,000,019**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and ChipBrain, Inc. must agree that a transfer agent, which keeps records of our outstanding Class A Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $4.74 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class B Common Stock	4,600,000	3,551,000	Yes	Holds 10 vote per share. Each share of Class B Common Stock is also automatically convertible into one (1) Class A share upon the consummation of an underwritten public offering from which the Company receives gross proceeds in excess of $10 million ($10,000,000).
Class A Common Stock	5,000,000	700,354	Yes	Holds 1 vote per share.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Employee Option Pool		400,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. The Company also has 400,000 options reserved under the Employee Option Pool. If those options get exercised your ownership in the Company will be diluted. In conjunction with a stock grant, two employees receive a total of 3,699 shares of Class A Common Stock per month until 06/30/2024 so long as they remain employed. Unvested shares of Class A Common Stock as of 09/30/2022 amount to 77,679.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws of ChipBrain, Inc. for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to

you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Contour Ventures IV-A, L.P.
Amount Outstanding:	$14,000
Interest Rate:	6.0%
Maturity Date:	August 18, 2023
Other Material Terms:	20% Discount to next round; Uncapped
Creditor(s):	Contour Venture Partners IV, L.P.
Amount Outstanding:	$35,000
Interest Rate:	6.0%
Maturity Date:	August 19, 2023
Other Material Terms:	20% Discount to next round; Uncapped
Creditor(s):	Contour Venture Associates IV, LLC
Amount Outstanding:	$1,000
Interest Rate:	6.0%

Interest Rate:	6.0%
Maturity Date:	August 6, 2023
Other Material Terms:	20% Discount to next round; Uncapped
Creditor(s):	MBR Holdings, LLC
Amount Outstanding:	$93,000
Interest Rate:	6.0%
Maturity Date:	March 7, 2023
Other Material Terms:	$2.40/share
Creditor(s):	Brightlane Ventures
Amount Outstanding:	$25,000
Interest Rate:	6.0%
Maturity Date:	June 21, 2023
Other Material Terms:	20% Discount to next round; Uncapped
Creditor(s):	Universal Exports Global Holdings, LLC
Amount Outstanding:	$50,000
Interest Rate:	6.0%
Maturity Date:	May 31, 2023
Other Material Terms:	LC$3.08/share; Valuation Cap: $14,000,000
Creditor(s):	The MBA VC Fund, LP
Amount Outstanding:	$25,000
Interest Rate:	6.0%
Maturity Date:	June 19, 2023
Other Material Terms:	20% Discount to next round; Uncapped
Creditor(s):	BUILD Lab
Amount Outstanding:	$325,000
Interest Rate:	8.0%
Maturity Date:	May 31, 2023
Other Material Terms:	$4.40/share; Valuation Cap: $20,000,000
Creditor(s):	Barrett King
Amount Outstanding:	$25,000
Interest Rate:	6.0%
Maturity Date:	September 10, 2023
Other Material Terms:	Valuation Cap: $29,000,000
Creditor(s):	Bin Li
Amount Outstanding:	$45,000
Interest Rate:	6.0%
Maturity Date:	September 6, 2023
Other Material Terms:	Valuation Cap: $29,000,000

Other Material Terms: Valuation Cap: $29,000,000

Creditor(s):	Yan Zhang
Amount Outstanding:	$30,000
Interest Rate:	6.0%
Maturity Date:	September 8, 2023
Other Material Terms:	Valuation Cap: $29,000,000

Creditor(s):	Switch Ventures
Amount Outstanding:	$50,000
Interest Rate:	6.0%
Maturity Date:	July 10, 2023
Other Material Terms:	Mandatory conversion at a qualified financing event. The Note converts at a 20% discount. Qualified financing meaning a sale of company's shares of preferred stock to investors in an equity financing with gross proceeds to the Company of not less than $2,000,000, excluding any amount of proceeds received in such financing attributable to any conversion of this Note or other convertible securities issued for capital raising purposes.

Creditor(s):	Contour Venture Partners IV-A, L.P.
Amount Outstanding:	$50,250
Interest Rate:	6.0%
Maturity Date:	March 15, 2024
Other Material Terms:	Outstanding balance shall automatically convert without any further action by the holder into equity securities sold in the qualified financing at a price equal to the lesser of (1) the price at which equity securities are sold in the qualified financing or (2) a price that values the Company at $20,000,000 prior to the qualified financing. Qualified financing meaning a sale of company's shares of preferred stock to investors in an equity financing with gross proceeds to the Company of not less than $3,000,000, excluding any amount of proceeds received in such financing attributable to any conversion of this Note or other convertible securities issued for capital raising purposes.

Creditor(s):	Contour Venture Associates IV, LLC
Amount Outstanding:	$2,250
Interest Rate:	6.0%
Maturity Date:	March 15, 2024
Other Material Terms:	Outstanding balance shall automatically convert without any further action by the holder into equity securities sold in the qualified financing at a price equal to the lesser of (1) the price at which equity securities are sold in the qualified financing or (2) a price that values the Company at $20,000,000 prior to the qualified financing. Qualified financing meaning a sale of company's shares of preferred

stock to investors in an equity financing with gross proceeds to the Company of not less than $3,000,000, excluding any amount of proceeds received in such financing attributable to any conversion of this Note or other convertible securities issued for capital raising purposes.

Creditor(s):	Contour Venture Partners IV, L.P.
Amount Outstanding:	$97,500
Interest Rate:	6.0%
Maturity Date:	March 15, 2024
Other Material Terms:	Outstanding balance shall automatically convert without any further action by the holder into equity securities sold in the qualified financing at a price equal to the lesser of (1) the price at which equity securities are sold in the qualified financing or (2) a price that values the Company at $20,000,000 prior to the qualified financing. Qualified financing meaning a sale of company's shares of preferred stock to investors in an equity financing with gross proceeds to the Company of not less than $3,000,000, excluding any amount of proceeds received in such financing attributable to any conversion of this Note or other convertible securities issued for capital raising purposes.

25. **What other exempt offerings has ChipBrain, Inc. conducted within the past three years?**

Date of Offering:	08/2020
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$231,273
Use of Proceeds:	Engineering & Development , Marketing and General/Admin.

Date of Offering:	01/2021
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$681,547
Use of Proceeds:	Engineering & Development , Marketing and General/Admin.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    ChipBrain LLC was a limited liability company organized on June 26, 2020, under the laws of the State of Delaware, and is headquartered in Boston, MA. On May 4, 2021, the Company adopted a plan and effected the conversion to a Delaware corporation. Upon conversion, each outstanding LLC unit was converted on a 1-to-1 basis to Class B shares of common stock. All per-share references in this offering statement and the associated audited financial statements have been retrospectively adjusted as of the corporate conversion was affected on the day of inception. The Company plans to raise capital in order to continue to develop a product that combines supervised and unsupervised machine learning techniques to provide real-time emotion, tone, and facial expression feedback in live conversations across all modalities of digital communications: text, voice, and video – taking the guesswork out of identifying conversational cues and enabling sales professionals to see at a glance how they are coming across to customers. ChipBrain's mission is to create a subscription-based business-to-business software-as-a-service (SaaS) as a standalone product and an add-on product to existing customer relationship management software. Five million (5,000,000) shares of Class A Common Stock are authorized and each share of Class A Common Stock is entitled to one (1) vote per share. Four million six hundred thousand (4,600,000) shares of Class B Common Stock are authorized, and each share of Class B Common Stock is entitled to ten (10) votes per share. Each share of Class B Common Stock is convertible into one (1) Class A share at any time at the option of the holder. Each share of Class B Common Stock is also automatically convertible into one (1) Class A share upon the consummation of an underwritten public offering from which the Company receives gross proceeds in excess of $10 million ($10,000,000). The Company has also reserved an aggregate 400,000 shares for a future option plan. Pursuant to employment and consulting agreements with several individuals, the Company has authorized approximately 101,000 options for issuance under the future plan, with approximately 299,000 remaining in the option pool. As of the filing of this offering statement in September 2022, the Company's board of directors had not formally authorized or adopted an option plan, thus none of the authorized options have been issued to the respective employees or consultants. During March 2022 the Company raised $150,000 via issuance of convertible notes to Contour Venture Partners IV-A, L.P. and Contour Venture Associates IV, LLC. These notes carry 6% interest and a valuation cap of $20,000,000. In conjunction with an employee stock grant, 3,699 shares of Class A Common Stock vest each month for two employees so long as they remain employed. For the year ended

on 12/31/2021, the Company recorded $956,799 in operating expenses and $19,295 in interest expenses resulting in a net loss of $976,074. Payroll and payroll related expenses accounted for more than 60% of operating expenses. During the year ended December 31, 2021, the Company sold 298,610 shares in a Regulation Crowdfunding offering, receiving $681,547 in net proceeds. During the year ended December 31, 2021, the Company sold twelve convertible notes for a total of $718,000. As of December 31, 2021, the Company had a cash balance of $711,551. The terms of the notes all carry varying conversion options; however, all notes are automatically converted into equity of the Company upon a qualified financing event beginning at $2 million. Six of the notes are convertible upon a qualified financing ranging from $2 million - $10 million at a 20% discount to the price sold in the qualified financing. Five of the notes are convertible at the lesser of the price sold in the qualified financing or a minimum pre-offering valuation of the Company ranging from $14 million to $29 million. The remaining note is convertible at a price of $2.40 per share and carries an optional conversion for financing events less than $2 million ("non-qualified financing") at the less of $2.40 per share or the price issued in the non-qualified financing event. Each of the notes carry interest at 6% per annum and a 24-month maturity (all notes mature during fiscal year 2023). As of December 31, 2021, the Company has recognized $19,295 in interest accrued on the notes and no qualified financings have taken place. For the year ended on 12/31/2020, the Company recorded $38,227 in operating expenses resulting in a net loss of $38,227. Payroll and payroll related expenses accounted for more than 85% of operating expenses. During the year ended December 31, 2020, the Company sold 262,059 shares in a Regulation Crowdfunding offering, receiving $231,273 in net proceeds. The Company plans to use the funds from this raise to pay salaries to engineers, as well as make new full-time hires. New hires include PhD scientists, product managers, and industry leaders who could supplement the technical expertise with 30+ years of experience leading sales and product teams. To meet the high demand anticipated after the pilot launch, the Company plans to use the funds to build more formalized marketing and sales pipelines.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
   2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

ChipBrain, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

Certificate of Formation:	certificateofformation.pdf
Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf
Operating Agreement:	operatingagreement.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.chipbrain.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.